Exhibit 11

CREATIVE COMPUTER APPLICATIONS, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

	Six Months Ended		Three Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

AVERAGE MARKET PRICE PER SHARE	$2.26	$1.58	$2.07	$1.54

NET INCOME (LOSS)	$(425,502)	$136,811	$(238,538)	$10,114

Basic weighted average number of common shares outstanding	3,368,567	3,318,900	3,383,233	3,318,900

Dilutive effect of stock options	—	104,340	—	99,209

Diluted weighted average number of common shares outstanding	3,368,567	3,423,240	3,383,233	3,418,109

Basic earnings (loss) per share	$(.13)	$.04	$(.07)	$.00

Diluted earnings (loss) per share	$(.13)	$.04	$(.07)	$.00